                                                                   Exhibit 15.13

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements of Elron Electronic Industries Ltd. on Form S-8 (File No. 333-111310 and 333-10570) of our report dated February 23, 2004 on our audit of the consolidated financial statements of Ingeneo Technologies LTD. as of December 31, 2003 and 2002, and for the years then ended, which is included in the Elron Electronic Industries Ltd. annual report on Form 20-F for the year ended December 31, 2003.


Tel-Aviv, Israel                        /s/ Kesselman & Kesselman
    June 21, 2004                       Certified Public Accountants (Isr.)
                                        A member of PricewaterhouseCoopers
                                           International Limited